================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                                 QC OPTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                          Title of Class of Securities)


                                   746934-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

================================================================================
CUSIP NO.    746934-10-8                13G                PAGE  2  OF  6  PAGES
================================================================================
================================================================================
1             NAME(S) OF REPORTING PERSON(S)
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

              QC Optics, Inc. Voting Trust

================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)[ ]
                                                                  (b)[ ]
================================================================================
3             SEC USE ONLY


================================================================================
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts

================================================================================
                      5       SOLE VOTING POWER

                              1,032,859 shares (Eric T. Chase is the sole voting
                              trustee of the QC Optics,  Inc. Voting Trust.  The
                              stockholders participating in the voting trust and
                              the number of their  shares  subject to the voting
                              trust are as follows: Eric T. Chase - 634,517; Jay
                              L.  Ormsby -  162,599;  John R.  Freeman - 78,581;
                              Albert  E.  Tobey -  78,581;  and Abdu  Boudour  -
                              78,581.
NUMBER OF SHARES
                      ==========================================================
BENEFICIALLY          6       SHARED VOTING POWER

OWNED BY                      -0-
                      ==========================================================
EACH                  7       SOLE DISPOSITIVE POWER

REPORTING                     -0-
                      ==========================================================
PERSON                8       SHARED DISPOSITIVE POWER

WITH:                         -0-
================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,032,859 shares (Eric T. Chase is the sole voting trustee of the QC Optics, Inc. Voting Trust. The stockholders participating in the voting trust and the number of their shares subject to the voting trust are as follows: Eric T. Chase - 634,517; Jay L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; and Abdu Boudour - 78,581.

================================================================================

                                Page 2 of 6 pages

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           34.5%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           00


================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







                                Page 3 of 6 pages

ITEM 1(a)    NAME OF ISSUER

                  QC Optics, Inc.


ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  46 Jonspin Road, Wilmington, Massachusetts  01887


ITEM 2(a)    NAME OF PERSON FILING

                  QC Optics, Inc. Voting Trust


ITEM 2(b)    ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,  RESIDENCE

                  46 Jonspin Road, Wilmington, Massachusetts  01887


ITEM 2(c)    STATE OF ORGANIZATION/CITIZENSHIP

                  Massachusetts


ITEM 2(d)    TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 par value


ITEM 2(e)    CUSIP NUMBER

                  746934-10-8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

   (a)    [ ]    Broker or Dealer registered under Section 15 of the Act

   (b)    [ ]    Bank as defined in Section 3(a)(6) of the Act

   (c)    [ ]    Insurance Company as defined in Section 3(a)(19) of the Act

   (d)    [ ]    Investment Company registered under Section 8 of the Investment
                 Company Act

   (e)    [ ]    Investment  Adviser  registered  under  Section  203  of  the
                 Investment Advisers Act of 1940

   (f)    [ ]    Employee Benefit Plan, Pension Fund  which  is  subject  to the provisions of the Employee Retirement  Income  Security  Act of
                 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

   (g)    [ ]    Parent Holding Company, in  accordance  with  section 240.13d-1
                  (b)(1)(ii)(G)

   (h)    [ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


                                Page 4 of 6 pages

ITEM 4.      OWNERSHIP

         (a) Amount Beneficially Owned:1,032,859 shares (Eric T. Chase is the sole voting trustee of the QC Optics, Inc. Voting Trust. The stockholders participating in the voting trust and the number of their shares subject to the voting trust are as follows: Eric T. Chase - 634,517; Jay L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; and Abdu Boudour - 78,581.

         (b) Percent of Class: 34.5%
                              -------

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 1,032,859 shares (Eric T. Chase is the sole voting trustee of the QC Optics, Inc. Voting Trust. The stockholders participating in the voting trust and the number of their shares subject to the voting trust are as follows: Eric T. Chase - 634,517; Jay
L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; and Abdu Boudour - 78,581.

             (ii) shared power to vote or to direct the vote: -0-
                                                             -----

             (iii) sole power to dispose or to direct the disposition of: -0-
                                                                         -----

             (iv) shared power to dispose or to direct the disposition of: -0-
                                                                          ------


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]



                                Page 5 of 6 pages

ITEM 6.      OWNERSHIP  OF MORE THAN FIVE  PERCENT ON BEHALF OF  ANOTHER  PERSON

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


ITEM 8.      IDENTIFICATION   AND   CLASSIFICATION   OF  MEMBERS  OF  THE  GROUP

                  Not applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10.     CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               QC Optics, Inc. Voting Trust



Date:  February 1, 2001                        By:/s/ Eric T. Chase, Trustee
                                                  ------------------------------
                                                  Eric T. Chase, Trustee






                                Page 6 of 6 pages